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                              January 4, 2024

       Jing-Bin Chiang
       Chief Executive Officer
       J-Star Holding Co., Ltd.
       7/F-1, No. 633, Sec. 2, Taiwan Blvd.
       Xitun District, Taichung City 407
       Taiwan (R.O.C.)

                                                        Re: J-Star Holding Co.,
Ltd.
                                                            Amendment No. 16 to
Registration Statement on Form F-1
                                                            Filed December 19,
2023
                                                            File No. 333-263755

       Dear Jing-Bin Chiang:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 16 to Registration Statement on Form F-1 filed December 19, 2023

       Compensation of Directors and Executive Officers, page 128

   1.                                                   Please update your
disclosure for the fiscal-year ended December 31, 2023.
       Related Party Transactions, page 130

   2. With a view toward current disclosure, please tell us the reasons for the changes in the first paragraph of this
section from "the date of this prospectus" to "June 30, 2023."
              Please contact Andi Carpenter at 202-551-3645 or Kevin Stertzel at 202-551-3723 if you
       have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoffrey Kruczek at 202-551-3641 with any other questions.
 Jing-Bin Chiang
J-Star Holding Co., Ltd.
January 4, 2024
Page 2



                                        Sincerely,
FirstName LastNameJing-Bin Chiang
                                        Division of Corporation Finance
Comapany NameJ-Star Holding Co., Ltd.
                                        Office of Manufacturing
January 4, 2024 Page 2
cc:       Lawrence S. Venick, Esq.
FirstName LastName